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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

~~SEC Mail Processing Section FEB 27 2015 Washington DC 404~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NUMBER |
| 8- 68942 |

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2014</u> AND ENDING <u>December 31, 2014</u>
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOLIC CAPITAL, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 ORRINGTON AVENUE, SUITE 1600

(No. And Street)

EVANSTON   **ILLINOIS**

    (City)   (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL HOGAN

847-583-2014

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARITZ & COMPANY, P.A.

(Name - *if individual, state last, first, middle name*)

15 WARREN STREET   **HACKENSACK**   **NEW JERSEY**   07601

(Address)   (City)   (State)   (Zip

CHECK ONE:

    [x]Certified Public Accountant
    [   ]Public Accountant
    [   ]Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1

SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2014

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I,_____Paul Hogan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SOLIC CAPITAL LLC_____,

as of_____DECEMBER 31,_____, 20_14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders= Equity or Partners= or Sole Proprietors= Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors= Supplementary Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paritz & Company, P.A.

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201)342-7753
Fax: (201) 342-7598

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of SOLIC Capital LLC
Evanston, IL

Report on the Financial Statements

We have audited the accompanying financial statements of Solic Capital LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solic Capital LLC as of December 31, 2014, and the results of its operations and its cash flows for

the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in computation of aggregate indebtedness, and net capital, statement pursuant to rule 17(a)-5(d)(2) of the SEC, and computation for determination of reserve requirements and information relating to possession of control requirements under rule 15c3-3 of the SEC is fairly stated in all material respects in relation to the financial statements as a whole.

Paritz & Company. P.A.

Hackensack, NJ

February 9, 2015

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 135,679
Total Current Assets	$ 135,679
OTHER ASSETS:	
Loan Receivable	$ 203,333
TOTAL ASSETS	**$339,012**

LIABILITIES & MEMBER'S CAPITAL

CURRENT LIABILITIES	
Accounts Payable	$6,500
Total Current Liabilities	$6,500
MEMBER'S CAPITAL	$332,512
TOTAL LIABILITIES & MEMBER'S CAPITAL	**$339,012**

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUE

Fee Income	$ 305,444
Interest Income	$ 18,128
TOTAL INCOME	**$ 323,572**

EXPENSES

General and Administrative	$55,281
Management Fee – related party	$14,992
TOTAL EXPENSES	**$70,273**

NET INCOME	**$ 253,299**
MEMBER'S EQUITY – BEGINNING OF YEAR	$110,916
CONTRIBUTED CAPITAL	$118,297
DISTRIBUTIONS	(150,000)
MEMBER'S EQUITY – END OF YEAR	**$332,512**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Contributed Capital	Accumulated Earnings	Total Member's Equity
BALANCE – JANUARY 1, 2014	$207,250	$(96,334)	$110,916
Contributed Capital	$118,297		$118,297
Distributions	$(150,000)		$(150,000)
Net Income		$253,299	$253,299
BALANCE – DECEMBER 31, 2014	**$175,547**	**$156,965**	**$332,512**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:

Net Income	$253,299
Changes in Operating assets and liabilities:	
Loan receivable	(136,666)
Accounts Payable	1,500
Net cash provided by operating activities	$118,132

FINANCING ACTIVITIES

Capital Contributions	$118,298
Distributions	(150,000)
Net cash used in financing activities	$(31,702)
Net cash increase for year	$ 86,430
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$ 49,249
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$ 135,679

See notes to financial statements

8

1   BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification (ASC).

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a Limited Liability Company ("LLC") and is disregarded an as entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Revenue recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. The incremental revenue amounts are generally contingent on a specific event and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognized revenues as the related professional services provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms or an arrangement. There are also client engagements where the Company is paid a fixed amount for its service. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenue is then recognized as efforts are expanded based on (i) objectivity determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement.

Total revenues include reimbursable costs, which are billed to customers. These reimbursable costs are recorded as a component of costs of service.

Use of estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. All assets and liabilities are level 1. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

3   LOAN RECEIVABLE

The Company has provided a revolving credit facility to a business pursuant to where the business can borrow up to $5,000,000 and where SOLIC's portion of the loan is 6.67% with a maximum of $333,500. Interest shall accrue on the unpaid principal balance at a fixed per annum rate of 8% and is due on August 1, 2016. All accrued unpaid interest on the unpaid principal balance on the monthly loan shall be payable monthly in arrears. As of December 31, 2014, the balance of the loan was $203,333.

4   NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker/dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,*(the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2014. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2014, the Company's net capital was $129,179 which was $124,179 in excess of its required net capital and its ratio of indebtedness to net capital was 5.03%.

5   RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities (the"Rule"), requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from the provisions of this rule.

6   INCOME TAXES

As the Company is organized as a single member liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

7   MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, SOLIC Capital agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month.

8   SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through February 11, 2015, the date that these financial statements were issued.

SOLIC CAPITAL, LLC

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

SCHEDULE II – STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE
17a-5

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital

Total member's capital from statement of financial condition	$332,512
Less – Non-allowable assets	$203,333
Net capital	**129,179**

Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000

Net capital in excess of requirement	$124,179

Ratio of aggregate indebtedness to net capital	5%

Aggregate indebtedness (1)

(1) The Company had liabilities of $6,500 as of December 31, 2014

The above computation does not differ materially from the computation of net capital
under Rule 15c3-1 as of December 31, 2014 filed by SOLIC Capital, LLX in its Form X-17A-S
with the Financial Industry Regulation Authority ("FINRA") on January 27, 2015

The Company had no liability subordinated to claims of general creditors as of January 1, 2014. In addition, there were none in existence during the year ended December 31, 2014 and, accordingly, there are no changes to report.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.